Exhibit 99.1
GENESIS LEASE LIMITED ANNOUNCES FOURTH QUARTER
AND YEAR-END 2008 RESULTS
SHANNON, Ireland, March 4, 2009 - Genesis Lease Limited (NYSE:GLS — News “Genesis”) today announced its financial results for the fourth quarter and year ended December 31, 2008.
Highlights included:
•	Full year rental revenues increased 19.1% to $216.0 million

•	Full year net income increased 4.5% to $40.9 million / EPS of $1.14

•	Full year EBITDA increased 20.8% to $197.0 million

•	Q4 net income increased 66.7% to $10.7 million / EPS of $0.30

•	During Q4, repurchased $13.5 million of securitization notes, recording a gain of $6.0 million

•	During Q4, repurchased 1.79 million shares

•	A Q4 dividend of $0.10 per share, as previously disclosed
Commenting on the fourth quarter results and dividend, John McMahon, Chief Executive Officer of Genesis stated: “Despite the extremely difficult business environment during the fourth quarter of 2008, our globally diversified portfolio of leased aircraft continued to deliver solid cash flows and profitability. In addition, we repurchased 1.79 million shares, or about 5% of our issued shares, at an average price of $3.12 per share, and we took advantage of the continued dislocation in the financial markets to repurchase $13.5 million of our securitized debt at a substantial discount.”
Mr. McMahon continued, “In the past few days, Genesis and its lenders successfully executed an amendment to our $1 billion credit facility to overcome a difference in opinion about the application of a certain covenant in respect of the fourth quarter, when there were no drawings under the facility. Although the amendment increases our margin and commitment fees, we believe that it was very important to confirm our continued access to the facility. We are confident that our access to this funding is a significant competitive advantage for Genesis, especially in a severely constrained credit environment.”
Fourth Quarter and Full Year 2008 financial results
For the quarter ended December 31, 2008, rental revenues were $52.4 million, compared to $54.9 million for the same period in 2007, a decrease of 4.4%. During the quarter, two Airbus A320-200 aircraft were returned from Deccan Aviation of India. In total, four aircraft were non-revenue generating and on the ground during the quarter. This downtime, along with a decrease in lease rentals on floating-rate leases, accounted for the decline in rental revenues during the quarter. The decline was partly offset by rental revenues from one aircraft acquired during the second quarter of 2008. Net income was $10.7 million, compared to $6.4 million for the same period last year, an increase of 66.7%. The results include a gain of $6.0 million related to the repurchase of securitization debt, offset by the impact of $6.4 million relating to the termination of leases, the associated downtime and the recovery and re-marketing of those aircraft. The results also include an increase in depreciation of $2.1 million related to planned major maintenance costs. The 2007 quarter includes a charge of $3.3 million relating to a transaction that did not proceed, as well as $3.2 million relating to the amortization of deferred financing costs and commitment fees in connection with Genesis’s $1 billion credit facility. Such amortization and commitment fees were $1.8 million in the fourth quarter of 2008.
For the year ended December 31, 2008, rental revenues were $216.0 million, compared to $181.3 million for the prior year, an increase of 19.1%. The increase primarily reflects the acquisition of twelve aircraft in 2007 and one in 2008, offset by lost revenues from aircraft on the ground during 2008. Net income was $40.9 million, compared to $39.2 million last year, an increase of 4.5%. The 2008 results reflect the impact of $8.7 million relating to the termination of defaulted leases, the associated downtime and the recovery and re-marketing of aircraft. Adjusting for the consequences of defaults, net income would have been $48.5 million, compared to $39.2 million for the same period last year, an increase of 23.7%. The results also include an increase of $4.0 million in depreciation related to planned major maintenance costs and an incremental charge of $1.5 million relating to the amortization of deferred financing costs and commitment fees in connection with the $1 billion credit facility.
All amounts referenced above as included in the results for 2007 and 2008 are on a pre-tax basis.
For the quarter ended December 31, 2008, EBITDA was $51.8 million, compared to $45.5 million for the same period in 2007, an increase of 13.8%. For the year ended December 31, 2008, EBITDA was $197.0 million, compared to $163.1 million for the same period last year, an increase of 20.8%. Genesis defines EBITDA as net income before provision for income taxes, interest, depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure — EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.
Accounts payable increased during the year by $18.2 million primarily due to the increase in capitalized maintenance accruals relating to planned major maintenance costs. In addition, Other liabilities increased by $53.8 million during the year, primarily due to the movement in the fair value of interest rate swaps following the reduction in interest rates. The fair value of swaps reflected in Other liabilities was $87.1 million as of December 31, 2008.
Aircraft Acquisition and Leasing Activities
As at December 31, 2008, Genesis had 54 aircraft with a weighted average age of 6.6 years. Of the 54 aircraft, 50 are in operation with 34 airlines in 19 countries. Four aircraft were non-revenue generating during the fourth quarter.
The following is a summary of the full year 2008 aircraft acquisition and leasing activities:
•	Genesis acquired and took delivery of one additional aircraft in 2008, a Boeing 767-300ER, manufactured in 2008 and on lease to Japan Airlines International until 2020;
•	Genesis repossessed 6 aircraft in 2008. Of those aircraft, two were B737-700 aircraft which were redeployed during the year on seven-year leases with a new customer. During the fourth quarter, our servicer, GE Commercial Aviation Services (“GECAS”) secured new lease contracts for the other four aircraft (two A320-200s and B737-800s). Deliveries of the aircraft to two new customers are currently contracted to take place in the second quarter of 2009. However, there is a risk that one of the customers may not be in a position to take

delivery.	GECAS is currently in the process of examining alternatives and we still expect the aircraft to deliver in the second quarter; and
•	Excluding two aircraft that are subject to risk of non-delivery mentioned above, Genesis signed 5 new lease agreements and 1 lease extension in 2008 with an average contracted lease term of 70 months and an average rental which is 7.7% higher than the previous contracts.
One of our customers is currently in default in respect of its lease payment obligations on two aircraft. Genesis understands that the customer is in the process of securing new investment capital, which may preclude the need to repossess the aircraft.
Historical Aircraft Portfolio Data

Date	Aircraft
December 31, 2006	41
September 30, 2007	52
December 31, 2007	53
September 30, 2008	54
December 31, 2008	54
Financing Activities
On April 5, 2007, Genesis’s subsidiary, Genesis Acquisition Limited (“Genesis Acquisition”), entered into a revolving credit facility with a syndicate of lenders. On October 5, 2008, Genesis Acquisition exercised its option to increase the total commitment amount under the revolving credit facility to $1 billion. The exercise of the option resulted in the payment of $9.4 million, which will be amortized over the expected remaining life of the facility.
As previously announced, during the third quarter of 2008, Genesis secured a new $241 million, seven-year term debt facility on an existing portfolio of 11 aircraft. Proceeds from the financing were used to refinance Genesis Acquisition’s borrowings that were previously outstanding under the revolving credit facility.
Following the refinancing, Genesis Acquisition owned no aircraft and had no borrowings outstanding under the credit facility. Genesis Acquisition continued to pay commitment fees in respect of the facility. Some of the lenders under the facility took the position that because Genesis Acquisition generated no income from aircraft leasing activities during the fourth quarter of 2008, it was unable to comply with an obligation to maintain a minimum ratio of EBITDA to interest expense. Genesis believed that this test should not apply under these circumstances, and in any event, to the extent any non-compliance did exist, Genesis firmly believed that it had cured such non-compliance pursuant to the terms of the credit facility.
Nevertheless, to overcome the difference of opinion and to clarify the future application of the EBITDA to interest expense test, Genesis has agreed to an amendment to the credit facility, which resulted in:
▪	an increase in the interest charged on outstanding borrowings until April 4, 2010, from LIBOR plus 1.50 — 1.75% to LIBOR plus 2.50 — 2.75%, (the ranges depending on Genesis Acquisition’s portfolio composition and the principal amount outstanding under the facility);

▪	an increase in commitment fees on the unused amount of the facility from 0.375% to 0.50%; with a further increase to 0.75% from September 30, 2009 to the extent that borrowings under the facility are less than $200 million on that date; and

▪	certain technical amendments that confirmed Genesis’s full access to the $1 billion revolving credit facility.
As a result of this amendment, Genesis incurred fees of approximately $0.76 million, which will be amortized over the expected remaining life of the facility.
Dividends
On February 24, 2009, the Board of Directors declared a dividend of $0.10 per share, which will be paid on March 23, 2009 to shareholders of record on March 11, 2009.
Share and Debt Repurchases
On October 28, 2008, the Board of Directors approved a share repurchase program. Under the program, Genesis is authorized to repurchase up to $20 million of its shares over 12 months. Genesis expects the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from the company’s available cash. During the fourth quarter of 2008, Genesis repurchased 1.79 million of its shares in the open market at an average price of $3.12 per share.
During the fourth quarter, Genesis repurchased $13.5 million aggregate principal amount of securitization notes for a total price of $7.5 million, including transaction costs. The repurchases generated a gain of $6.0 million for the quarter, recorded under Other income. In January 2009, Genesis repurchased an additional $10 million aggregate principal amount of securitization notes at an aggregate price of $5.6 million, including transaction costs.
The timing of share and debt repurchases will depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time.
About Genesis Lease Limited
Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases, allowing management to focus on executing its growth strategy.
Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”
Conference Call and Webcast
Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Wednesday March 4, 2009, at 2:00 pm (GMT) / 9:00 am (Eastern Time) / 6:00am (Pacific Time).
A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 (United States/Canada) or 719-457-0820 (International) and enter confirmation code 2407392. The recording will be available from Wednesday, March 4, 2009 until Wednesday, March 11, 2009 at 11:59 p.m. (Eastern Time). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under ‘Investor Relations’. The webcast will be archived on the site for one year.

The Genesis Lease Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3178
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31,
	December 31,	2008
	2007	(unaudited)
	(USD in thousands)
ASSETS
Cash and cash equivalents	$30,101	$60,206
Restricted cash	32,982	33,718
Accounts receivable	3,911	548
Other assets	22,555	34,761
Flight equipment under operating leases, net	1,555,809	1,597,604
Fixed assets	1,024	2,224
Deferred income taxes	28,787	28,634

Total Assets	$1,675,169	$1,757,695

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	$17,207	$35,445
Other liabilities	64,662	118,420
Debt:
Securitization notes	810,000	796,500
Debt facilities	—	331,893
Revolving credit facility	240,961	—

Total Liabilities	1,132,830	1,282,258

Commitments and contingencies	—	—

Shareholders’ equity:
Par value 0.001 U.S. dollars per share; 500,000,000 shares authorized: 36,069,069 and 34,341,095 shares issued and outstanding at December 31, 2007 and 2008, respectively	36	34
Additional paid-in capital	585,411	579,971
Accumulated other comprehensive income	(28,325)	(76,191)
Accumulated deficit	(14,783)	(28,377)

Total shareholders’ equity	542,339	475,437

Total liabilities and shareholders’ equity	$1,675,169	$1,757,695

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Year Ended
	December 31		December 31
	2007	2008	2007	2008
		(USD in thousands)
Revenues
Rental of flight equipment	$54,853	$52,414	$181,333	$215,985
Other income	689	6,441	6,771	8,045

Total revenues	55,542	58,855	188,104	224,030

Expenses
Depreciation	18,880	19,827	62,259	78,690
Interest	18,797	19,253	55,236	70,971
Maintenance	77	2,090	1,073	3,344
Selling, general and administrative	6,686	5,165	20,991	23,884
Other expenses	3,337	—	3,337	—

Total operating expenses	47,777	46,335	142,896	176,889

Income Before Taxes	7,765	12,520	45,208	47,141
Provision for income taxes	1,372	1,865	6,053	6,224

Net Income	$6,393	$10,655	$39,155	$40,917

Basic and diluted earnings per share	$0.18	$0.30	$1.09	$1.14

Reconciliation of Non-GAAP Financial Measure — EBITDA
EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.
EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.
RECONCILIATION OF NET INCOME TO EBITDA FOR
THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2007 AND 2008

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2008	2007	2008
		(USD in thousands)
Net income	$6,393	$10,655	$39,155	$40,917
Provision for income taxes	1,372	1,865	6,053	6,224
Depreciation and amortization	22,429	21,404	66,587	83,380
Interest	15,276	17,833	51,313	66,504

EBITDA	$45,470	$51,757	$163,108	$197,025

(i)	“Interest” excludes the amortization of deferred financing costs, which are reflected under “Depreciation and amortization.”